MERUS LABS INTERNATIONAL INC.

Consolidated Financial Statements

Three and Six Months Ended November 30, 2011 and 2010

(Expressed in Canadian dollars)

MERUS LABS INTERNATIONAL INC.
November 30, 2011

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MERUS LABS INTERNATIONAL INC.
Consolidated balance sheets
(Expressed in Canadian dollars)
(unaudited)

	November 30,	May 31,
	2011	2011
	$	$

Assets
Current Assets

Cash	390,510	74,995
Accounts receivable	2,060,301	524,866
Prepaid expenses	1,873	–
Inventory (Note 4)	676,011	524,560
	3,128,695	1,124,421
Intangible assets (Note 5)	19,580,786	20,269,606
	22,709,481	21,394,027

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	716,038	124,281
Current portion of note payable (Note 7)	135,000	–
Due to related party (Note 8)	2,000	–
Current income taxes payable	468,369	–
Deferred tax liability	1,366,110	1,204,551
Short-term loan payable (Note 6)	6,500,000	5,489,384
Due to Iroko (Note 5)	3,881,342	12,402,061
	13,068,859	19,220,277
Long-term note payable (Note 7)	332,107	–
	13,400,966	19,220,277

Shareholders’ Equity
Share capital (Note 9)	8,681,599	3,549,977
Share subscriptions received	130,000	36,000
Share option reserves	143,798	139,597
Share warrant reserves	1,265,452	162,189
Other reserves	147,997	147,997
Deficit	(1,060,331)	(1,862,010)
	9,308,515	2,173,750
	22,709,481	21,394,027

Nature of operations and continuance of business (Note 1)
Events after the reporting date (Note 14)

Approved on behalf of the Board on January 30, 2012:

/s/ Ahmad Doroudian	/s/ Robert Pollock
Ahmad Doroudian, Director	Robert Pollock, Director

(The accompanying notes are an integral part of these consolidated financial statements)

MERUS LABS INTERNATIONAL INC.
Consolidated statements of operations, comprehensive loss, and deficit
(Expressed in Canadian dollars)
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
	$	$	$	$

Sales revenue, less product returns of $108,270 and $175,604	2,476,506	--	4,723,405	–
Cost of goods sold	285,825	--	524,275	–
Gross margin	2,190,681	--	4,199,130	–

Expenses
Amortization	344,410	2,613	688,820	2,613
Foreign exchange loss	378,042	--	509,730	–
Selling, general and administrative	195,976	6,836	332,103	11,272
Management fees (Note 8)	2,500	23,875	12,500	38,819
Professional fees	173,563	3,289	232,036	30,604
Stock-based compensation (Note 10)	--	--	39,816	52,900
Transfer agent and filing fees	17,576	27,658	38,551	37,171
Wages and salaries	94,643	15,699	164,292	31,398
	1,206,710	79,970	2,017,848	204,777
Net income/(loss) before other income (expense)	983,971	(79,970)	2,181,282	(204,777)
Other income (expense)
Accretion of discount on loan payable	(222,416)	--	(510,616)	–
(Note 6)
Interest expense	(76,766)	--	(243,064)	–
Other income	3,297	--	4,005	–
	(295,885)	--	(749,675)	–
Net income/(loss) before income taxes	688,086	(79,970)	1,431,607	(204,777)
Income tax (expense) recovery:
Current	(613,194)	--	(646,696)	–
Deferred	238,266	--	16,768	–
	(374,928)	--	(629,928)	–
Net income/(loss) and comprehensive income/(loss)	313,158	(79,970)	801,679	(204,777)
Deficit, beginning of period	(1,373,489)	(558,757)	(1,862,010)	(433,950)
Deficit, end of period	(1,060,331)	(638,727)	(1,060,331)	(638,727)

Net earnings/(loss) per share, basic	0.02	(0.01)	0.02	(0.01)
Net earnings/(loss) per share, diluted	0.01	(0.01)	0.02	(0.01)

Weighted average shares outstanding, basic	20,857,000	13,871,000	33,642,000	13,663,000
Weighted average shares outstanding, diluted	22,051,000	13,871,000	35,370,000	13,663,000

(The accompanying notes are an integral part of these consolidated financial statements)

MERUS LABS INTERNATIONAL INC.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)
(unaudited)

	Share Capital			Share	Agent
			Subscriptions	Option	Warrant	Other
	Shares	Amount	Received	Reserves	Reserves	Reserves	Deficit	Total
Balance, June 1, 2010	12,968,715	381,901	850	2,615	–	129,907	(433,950)	81,323
Shares issued for cash	1,656,000	324,650	(850)	–	–	–	–	323,800
Shares issued for services rendered	10,000	2,000	–	–	–	–	–	2,000
Shares issued for conversion of due to related party	75,000	15,000	–	–	–	–	–	15,000
Shares rescinded	(75,000)	(15,000)			–	15,000	–	–
Share issuance costs	--	(18,920)	--	--	--	--	--	(18,920)
Fair value of agent’s warrants	--	(6,433)	--	--	6,433	--	--	--
Fair value of stock options granted	–	–	–	136,982	–	–	–	136,982
Net loss for the period	–	–	–	–	–	–	(288,860)	(288,860)
Balance, November 30, 2010	14,634,715	683,198	–	139,597	6,433	144,907	(722,810)	251,325
Shares issued for cash	12,975,000	2,620,000	–	–	–	–	–	2,620,000
Incentive shares issued for loan payable	3,000,000	570,135	–	–	–	–	–	570,135
Share subscriptions received	–	–	36,000	–	–	–	–	36,000
Share issuance costs	–	(167,600)	–	–	–	–	–	(167,600)
Fair value of agents’ warrants	–	(155,756)	–	–	155,756	–	–	–
Forgiveness of related party debt	–	–	–	–	–	3,090	–	3,090
Net loss for the period	–	–		–	–	–	(1,139,200)	(1,139,200)
Balance, May 31, 2011	30,609,715	3,549,977	36,000	139,597	162,189	147,997	(1,862,010)	2,173,750
Shares issued for stock options exercised	260,000	61,615	(16,000)	(35,615)	–	–	–	10,000
Shares issued for warrants exercised	16,734,200	6,876,417	(20,000)	–	(439,737)	–	–	6,416,680
Share subscriptions received	--	--	130,000	--	--	--	--	130,000
Share issuance costs	–	(1,806,410)	–	–	–	–	–	(1,806,410)
Fair value of stock options and warrants granted	–	–	–	39,816	1,543,000	–	–	1,582,816
Net income for the period	–	–	–	–	–	–	801,679	801,679
Balance, November 30, 2011	47,603,915	8,681,599	130,000	143,798	1,265,452	147,997	(1,060,331)	9,308,515

(The accompanying notes are an integral part of these consolidated financial statements)

MERUS LABS INTERNATIONAL INC.
Consolidated statements of cash flows
(Expressed in Canadian dollars)
(unaudited)

	Six Months	Six Months
	Ended	Ended
	November 30,	November 30,
	2011	2010
	$	$
Operating Activities
Net income/(loss) for the period	801,679	(204,777)
Items not involving cash:
Accretion of discount on debt	510,616	–
Amortization	688,820	2,613
Stock-based compensation	39,816	52,900
Unrealized foreign exchange loss	77,224	–
Changes in non-cash working capital items:
Accounts receivable	(1,535,435)	(8,925)
Inventory	(151,451)	–
Prepaid expenses	(1,873)	–
Accounts payable and accrued liabilities	591,757	15,107
Due to related parties	2,000	(15,000)
Current income tax payable	468,369	–
Deferred tax liability	161,559	–
	1,653,081	(158,082)
Investing Activities
Acquisition of intangible assets	--	(78,397)
	--	(78,397)
Financing Activities
Proceeds from issuance of loan payable	6,500,000	--
Repayment of loan payable	(6,000,000)	--
Repayment of due to Iroko	(8,597,943)	--
Proceeds from issuance of debt	500,000	–
Repayment of debt	(32,893)	–
Subscriptions received	130,000	--
Proceeds from issuance of common shares	6,426,680	321,879
Share issuance costs	(263,410)	--
	(1,337,566)	321,879
Increase in cash	315,515	85,400
Cash – beginning of year	74,995	101,313
Cash – end of year	390,510	186,713

Non-cash investing and financing activities:
Rescission of common shares	–	15,000

Supplemental disclosures:
Interest paid	243,064	–
Income tax paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

1.	Nature of Operations and Continuance of Business

Merus Labs International Inc. (formerly 0865346 B.C. Ltd.) (the “Company”) was incorporated in British Columbia under the Business Corporations Act on November 2, 2009. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription and over-the-counter pharmaceutical products.

The Company’s registered office is located at 2007 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at November 30, 2011, the Company has an accumulated deficit of $1,060,331 and a working capital deficit of $9,940,164. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing to fulfill on short-term obligations. These factors raise doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Basis of Presentation

These consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first IFRS consolidated interim financial statements for part of the period covered by the Company’s first IFRS consolidated annual financial statements for the year ending May 31, 2012. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). The disclosures concerning the transition from GAAP to IFRS are included in Note 15.

These financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair value, as explained in the accounting policies set out in Note 3.

3.	Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of Merus Labs International Inc. and its controlled subsidiary, Merus Labs Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate. All intra-company transactions, balances, income and expenses are eliminated on consolidation.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(b)	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions about future events that affect the application of policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used include, among others, collectibility of accounts receivables, valuation of inventory and intangible assets, and measurement of beneficial conversion and share-based compensation.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the estimated useful lives of intangible assets.

	(c)	Cash and Cash Equivalents

Cash equivalents include highly liquid term investments, where the initial terms to maturity are less than 90 days.

	(d)	Financial Instruments

The Company classifies all financial instruments as either held-for-trading, available-for-sale, held- to-maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held-for-trading instruments are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

•	Cash as held-for-trading;
•	Accounts receivable as loans and receivable; and
•	Accounts payable and accrued liabilities, amounts due to related parties, loan payable, note payable, and amounts due to Iroko as other financial liabilities.

(e)	Inventory

Inventory is comprised of raw materials and finished goods of Vancocin and is recorded at the lower of cost or net realizable value on a first-in first-out basis. The Company establishes inventory reserves for estimated obsolete or unsaleable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(f)	Accounts Receivable

Accounts receivable are stated at their principal balances and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of accounts receivable and deems all unpaid amounts greater than 90 days to be uncollectible. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

	(g)	Intangible Assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements and trademarks. Intangible asset are recorded at cost and amortized over its useful life of 5 to 15 years.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

	(h)	Impairment of Assets

At the end of each reporting period, the Company reviews the carrying amounts of its intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Recoverable amount is the higher of the fair value less costs to sell, and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

	(i)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(j)	Income Taxes

Provision for income taxes consists of current and deferred tax expense and is recognized in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

	(k)	Foreign Currency Translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

	(l)	Revenue Recognition

Revenue from product sales of Vancocin, including shipments to distributors, is recognized when the product is shipped, the price is fixed or determinable, and collectibility is reasonably assured.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns, which is applied directly against sales.

	(m)	Share-based Compensation

From time to time, the Company grants options to directors, officers, employees and non- employees to purchase common shares. The Company accounts for its stock options using the fair- value method. Share-based payment, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees, officers and directors over the period during which the related options vest. Share- based payments are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

	(n)	Research and Development

All research and development costs are expensed as incurred.

	(o)	Comprehensive Income or Loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the balance sheet.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(p)	Basic and Diluted Net Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. As the Company has recorded a loss in each of the periods presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

	(q)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

	(r)	Future Changes in Accounting Standards

During 2011 five new standards were issued effective for annual periods beginning on or after January 1, 2013.

•	IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

•

IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

•

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

•

IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

Accounting standards that have been amended but are not yet effective include:

•

IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

•

IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

The Company does not expect any impact of these standards on its financial statements.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

4.	Inventory

	November 30,	May 31,
	2011	2011
	$	$
Finished goods	126,469	276,974
Work in progress	--	37,765
Raw materials	549,542	209,821

	676,011	524,560

5.	Intangible Assets

			November 30,	May 31,
			2011	2011
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$
Licensing and distribution	151,405	27,757	123,648	139,600
Trademark	20,198,577	741,439	19,457,138	20,130,006
	20,349,982	769,196	19,580,786	20,269,606

Licensing and Distribution Agreement

In September 2010, the Company acquired an exclusive licensing and distribution agreement to import, distribute and sell products of Innocoll Pharmaceuticals Inc. (“Innocoll”). Pursuant to an agreement, the Company will make the following payments to Innocoll:

•	US$75,000 upon execution of the agreement (paid);
•	US$75,000 upon earlier of regulatory approval for any product or six months after execution of agreement (paid);
•	6% of sales for all products for the second year following the first sale of any product, subject to a minimum of $87,500; and
•	15% of sales for all products for the third year following the first sale of any product, subject to a minimum of $200,000.

Trademark

In May 2011, the Company completed the acquisition of Vancocin (vancomycin hydrochloride) capsules from Iroko International LP (“Iroko”). The acquisition includes all rights to manufacture, market and sell Vancocin Oral 125 mg and 250 mg capsules in the Canadian market. Pursuant to the asset purchase agreement of Vancocin, the Company paid $20,198,577 (US$20,804,133) for the rights to the trademark and $592,548 (US$608,493) for the inventory of Vancocin on the acquisition date. The payment terms for the trademark is as follows:

•	US$8,000,000 on the date of the agreement (paid);
•	US$9,000,000 on or before November 30, 2011; and
•	US$3,804,133 on or before May 13, 2012.

As at November 30, 2011, the Company owes $3,881,342 (US$3,804,133) (May 31, 2011 -$12,402,061 (US$12,804,133)) to Iroko for the amounts owing on the acquisition agreement. The amounts are non-interest bearing and are secured by the rights to Vancocin.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

6.	Short-term Loan Payable

On May 13, 2011, the Company borrowed $6,000,000 from a non-related party to finance its acquisition of Vancocin and issued 3,000,000 incentive bonus units pursuant to this loan. The amount owing was secured by a general security agreement, bore interest at 12% per annum, and matured November 10, 2011.

Pursuant to IAS 32, “Financial Instruments – Presentation”, the Company split the proceeds of the loan between the debt and equity, based on the relative fair values of the debt and the shares. At inception, the amount attributable to the debt was $5,429,865, and the amount attributable to the units was $570,135. This amount represented a deemed discount on the debt issuance and is being accreted accordingly in the statement of operations over the term of the debt. For the six months ended November 30, 2011, the Company recorded accretion expense of $510,616 and repaid $6,000,000. As at November 30, 2011, the carrying value of the loan is $nil (May 31, 2011 - $5,489,384).

On November 23, 2011, the Company borrowed $6,500,000 from a non-related party to repay a portion of the Company’s due to Iroko. The amount owing is secured by a general security agreement, bears interest at 12% per annum, and is due on November 23, 2012.

7.	Long-term Note Payable

On July 1, 2011, the Company entered into a support services agreement with a distribution services provider. Under the terms of the agreement, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes in consideration for being the Company’s exclusive provider of certain distribution services of the Company’s products in Canada. Payment term for the loan is 1.5% of net sales of Vancocin. The agreement is for a five year term with automatic renewal terms of two years until terminated. Current portion of long-term loan payable of $135,000 has been determined based on management’s estimate of sales for the next 12 months. For the six months ended November 30, 2011, the Company repaid $32,893. As at November 30, 2011, the carrying value of the loan is $467,107 (May 31, 2011 - $nil).

8.	Related Party Transactions

(a)

During the six months ended November 30, 2011, the Company incurred management fees of $12,500 (2010 - $38,819) to a company controlled by a director of the Company for corporate documentation and business development and to two directors for consulting work performed.

(b) As at August 31, 2011, the Company owed $2,000 to related parties (May 31, 2011 - $nil). The amounts owing are unsecured, non-interest bearing, and due on demand.

All of the above transactions have been in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

The renumeration of directors and other members of key management personnel are as follows:

	Six Months	Six Months
	Ended	Ended
	November 30,	November 30,
	2011	2010

Salaries	156,306	31,398
Management fees	12,500	38,819
Share-based compensation	39,816	136,982

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

9.	Share Capital

Authorized:

Preferred Shares - unlimited, without par value
Common Shares - unlimited, without par value

(a)	On June 1, 2011, the Company issued 50,000 common shares at $0.40 per share pursuant to warrants exercised for proceeds of $20,000, which was received as at May 31, 2011.

(b)	On June 2, 2011, the Company issued 160,000 common shares at $0.10 per share pursuant to stock options exercised for proceeds of $16,000, which was received as at May 31, 2011.

(c)	On August 15, 2011, the Company issued 35,200 common shares at $0.40 per share pursuant to warrants exercised for proceeds of $14,080.

(d)	On August 16, 2011, the Company issued 100,000 common shares at $0.10 per share pursuant to stock options exercised for proceeds of $10,000.

(e)	On October 31, 2011, the Company issued 15,436,700 common shares at $0.40 per share pursuant to warrants exercised for proceeds of $6,140,600.

(f)	On October 31, 2011, the Company issued 1,047,500 common shares at $0.20 per share pursuant to warrants exercised for proceeds of $209,500.

(g)	On October 31, 2011, the Company issued 250,000 common shares at $0.21 per share pursuant to warrants exercised for proceeds of $52,500.

10.	Stock Options

On June 27, 2011, the Company granted 100,000 stock options to an officer of the Company at an exercise price of $0.75 per share until June 27, 2013.

The following table summarizes the continuity of the Company’s stock options:

		Weighted
		Average
	Number	Exercise Price
	of Options	$
Outstanding, May 31, 2010	50,000	0.10
Granted	1,020,000	0.10
Outstanding, May 31, 2011	1,070,000	0.10
Granted	100,000	0.75
Exercised	(260,000)	(0.10)
Outstanding, November 30, 2011	910,000	0.17

The following stock options were outstanding and exercisable at November 30, 2011:

	Exercise
Number	Price
of Options	$	Expiry Date

50,000	0.10	March 30, 2012
740,000	0.10	July 9, 2012
20,000	0.14	April 4, 2013
100,000	0.75	April 4, 2013
910,000

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

10.	Stock Options (continued)

The weighted average remaining contractual life of the outstanding stock options is 1.2 years and the weighted average fair value on grant date was $0.40 (2010 - $0.14). For the six months ended November 30, 2011, the fair value for the stock options granted was $39,816 (2010 - $136,982) using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2011	2010
Risk-free interest rate	2.18%	1.85%
Expected life (in years)	2.0	2.0
Expected volatility	100%	100%

11.	Share Purchase Warrants

		Weighted
		average
	Number of	exercise price
	warrants	$
Balance, May 31, 2009 and 2010	–	–
Issued	18,300,180	0.39
Balance, May 31, 2011	18,300,180	–
Issued	8,973,250	0.61
Exercised	(16,734,200)	0.38
Balance, November 30, 2011	10,539,230	0.58

The following share purchase warrants were outstanding as at November 30, 2011:

	Exercise
Number	Price
of Warrants	$	Expiry Date
888,480	0.40	May 15, 2012
700,000	0.40	March 21, 2013
350,000	0.40	May 10, 2013
925,000	0.40	May 12, 2013
7,675,750	0.65	April 30, 2012
10,539,230

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

12.	Financial Instruments and Risk Management

	(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s balance sheet as at November 30, 2011 as follows:

	Fair Value Measurements Using
	Quoted prices in active	Significant other	Significant
	markets for identical	observable	unobservable	Balance,
	instruments	inputs	inputs	November 30,
	(Level 1)	(Level 2)	(Level 3)	2011
	$	$	$	$
Cash	390,510	–	–	390,510

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, short-term loan payable, long-term loan payable, and amounts due to Iroko approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with a major bank in Canada, which has a high credit quality as determined by rating agencies. Receivables represent amounts owing from creditors from sales and is continually monitored by management for collectability. If amounts are deemed to be uncollectible from a specific creditor, no future sales will be conducted with that creditor. It is management’s opinion that the Company is not exposed to credit risk.

(c)	Interest Rate Risk

The Company is not exposed to any significant interest rate risk.

(d)	Foreign Currency Risk

The Company is exposed to foreign currency risk as its due to Iroko is denominated in US dollars. The Company does not hedge this foreign currency risk. A 1% decline in value of the Canadian dollar versus the US dollar will result in a foreign exchange loss of approximately $39,000.

(e)	Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

13.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, equity reserves and deficit.

Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. If there is uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from May 31, 2011.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

14.	Events After the Reporting Date

On December 19, 2011, the Company and Envoy Capital Group Inc. (“Envoy”) completed the plan of arrangement (“Arrangement”) pursuant to the definitive arrangement agreement announced on November 11, 2011. In connection with the Arrangement, all of the outstanding shares of the Company were exchanged on a 4:1 basis for common shares of the amalgamated company.

15.	First-time Adoption of IFRS

The Company has adopted IFRS on June 1, 2011 with a transition date of June 1, 2010. Under IFRS 1

First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions on to its opening consolidated balance sheet dated June 1, 2010:

Business combinations: IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after June 1, 2010.

Consolidated and separate financial statements: In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Share-based payment transactions: IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010, which have been accounted for in accordance with Canadian GAAP.

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated balance sheet dated June 1, 2010:

Estimates: In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates at June 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated balance sheets and consolidated statements of loss and comprehensive loss have been reconciled to IFRS, with the resulting differences explained.

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

15.	First-time Adoption of IFRS (continued)

The Canadian GAAP consolidated balance sheet at November 30, 2010 has been reconciled to IFRS as follows:

	November 30, 2010
		Effect of
	Canadian	Transition to
	GAAP	IFRS	IFRS

Assets
Current Assets
Cash	186,713	–	186,713
Amounts receivable	10,087	–	10,087
	196,800		196,800
Amounts receivable	75,784	–	75,784
	272,584	–	272,584
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	21,259	–	21,259
	21,259	–	21,259
Shareholders’ Equity
Share capital	683,198	–	683,198
Contributed surplus (Note 15a)	290,937	(290,937)	–
Share option reserves (Note 15a)	–	139,597	139,597
Share warrant reserves (Note 15a)	–	6,433	6,433
Other reserves (Note 15a)		144,907	144,907
Deficit	(722,810)	–	(722,810)
	251,325	–	251,325
	272,584	–	272,584

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the period ended November 30, 2011
(Expressed in Canadian dollars)

15.	First-time Adoption of IFRS (continued)

The Canadian GAAP consolidated balance sheet at May 31, 2011 has been reconciled to IFRS as follows:

	May 31, 2011
		Effect of
	Canadian	Transition to
	GAAP	IFRS	IFRS

Assets
Current Assets
Cash	74,995	–	74,995
Accounts receivable	524,866	–	524,866
Inventory	524,560	–	524,560
	1,124,421	–	1,124,421
Intangible assets	20,269,606	–	20,269,606
	21,394,027	–	21,394,027

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	124,281	–	124,281
Deferred tax liability	1,204,551	--	1,204,551
Loan payable	5,489,384	–	5,489,384
Due to Iroko	12,402,061	–	12,402,061
	19,220,277	–	19,220,277

Shareholders’ Equity
Share capital	3,549,977	–	3,549,977
Share subscriptions received	36,000	–	36,000
Contributed surplus (Note 15a)	449,783	(449,783)	–
Share option reserves (Note 15a)	–	139,596	139,596
Share warrant reserves (Note 15a)	–	162,189	162,189
Other reserves (Note 15a)		147,998	147,998
Deficit	(1,862,010)	–	(1,862,010)
	2,173,750	–	2,173,750
	21,394,027	–	21,394,027

The adoption of IFRS has had no impact on the operations and net cash flows of the Company.

Differences between Canadian GAAP and IFRS are explained below:

(a)	Share reserves

Under IFRS, share reserves (contributed surplus) are required to be segregated into their categories of origin. As a result, the Company has segregated its share reserves into the following categories: Share option reserves, share warrant reserves and other reserves.